SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

REH Company

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person REH Company
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 34,853,483(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,283,483(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 34,853,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 192,307,059 shares of Common Stock outstanding as of April 28, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 5, 2023.

(1)

REH Company (f/k/a The Sinclair Companies) (“REH”) is the primary and direct beneficial owner of the 34,853,483 shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares (subject to the terms of the escrow described below). Among these shares, 2,570,000 shares are currently held in escrow for the purpose of securing REH’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among the Issuer, REH and the other parties thereto. During the term of the escrow, REH has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow.

CUSIP No. 403949100

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 34,853,483(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,283,483(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 34,853,483(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 192,307,059 shares of Common Stock outstanding as of April 28, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 5, 2023.

(1)

As a result of her relationship with REH, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

This Amendment No. 10 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

(a.) This Amendment is filed by:

(i) REH; and

(ii) Carol Orme Holding (“Mrs. Holding,” together with REH, the “Reporting Persons”).

(b.) The mailing address of REH is 550 East South Temple, Salt Lake City, Utah 84102 and the mailing address of Mrs. Holding is 760 Sunlight Road, Cody, Wyoming 82414.

(c.) The principal business of REH is engaging in hospitality, ranching and oil and gas businesses and the ownership of equity interests in certain entities, including the Issuer and Holly Energy Partners, L.P., and Mrs. Holding is a private investor and philanthropist.

(d.) During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Exhibit A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e.) During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Exhibit A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f.) REH is organized as a corporation under the laws of Wyoming. Mrs. Holding is a citizen of the United States of America.

Information relating to the directors and executive officers of REH is contained in Exhibit A hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

As previously reported, the Reporting Persons have sold their Common Stock from time to time in both open market sales and sales to the Issuer. As of the date of this Amendment, it is the Reporting Persons’ intent to seek to limit future dispositions to sales directly to the Issuer. Additionally, while the Reporting Persons reserve the right to make sales from time to time, it is their intent as of the date of this Amendment to maintain such sufficient ownership of the Issuer’s stock so the Reporting Persons retain the right to appoint at least one director to the Board of the Issuer pursuant to the Stockholders Agreement, dated August 2, 2021, by and between the Issuer, the Reporting Persons and certain other parties thereto. The Reporting Persons may, at any time and from time to time, review or reconsider such position.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 192,307,059 shares of Common Stock outstanding as of April 28, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 5, 2023) are as follows:

A.	REH

i.	Amount beneficially owned: 34,853,483

Percentage: 18.1%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 34,853,483

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 32,283,483

B.	Mrs. Holding

i.	Amount beneficially owned: 34,853,483

Percentage: 18.1%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 34,853,483

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 32,283,483

The shares set forth above are directly owned by REH and not Mrs. Holding. REH is the primary and direct beneficial owner of the shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares. However, as a result of her relationship with REH, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law. None of the other persons listed on Exhibit A beneficially own any shares of Common Stock, and all such persons disclaim any beneficial ownership of the Common Stock held by REH. None of the persons listed on Exhibit A share voting or dispositive power over any of the Common Stock held by REH.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.2	Schedule of Directors and Executive Officers (incorporated by reference to Exhibit A of this Amendment).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 20, 2023

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding